Table of Contents

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT UNDER SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ___________.

Commission file number: 1-16027

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Lantronix, Inc. 2013 Employee Stock Purchase Plan, as amended

B.	Name of issuer of the securities held pursuant to the Plan and the address of the its principal executive office:

Lantronix, Inc.

7535 Irvine Center Drive, Suite 100

Irvine, California 92618

Lantronix, Inc. 2013 Employee Stock Purchase Plan, as amended

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

Lantronix, Inc. 2013 Employee Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Lantronix, Inc. 2013 Employee Stock Purchase Plan, as amended (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in Plan equity for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2019 and 2018, and the changes in Plan equity for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Squar Milner LLP

We have served as the Plan's auditor since 2014.

Irvine, California

March 27, 2020

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LANTRONIX, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2019	2018
Assets
Plan cash held by Lantronix, Inc.	$45,783	$46,735

Liabilities
Obligation to participants	45,783	46,735

Plan equity	$–	$–

See accompanying notes.

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LANTRONIX, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED

STATEMENTS OF CHANGES IN PLAN EQUITY

	Years Ended December 31,
	2019	2018
Additions
Participant contributions	$411,627	$374,663
Deductions
Participant withdrawals	58,196	30,164
Contributions used to purchase stock on behalf of participants	354,383	355,846
(Decrease) / increase in obligation to participants	(952)	(11,347)
Net change in plan equity	–	–
Plan equity:
Beginning of year	–	–
End of year	$–	$–

See accompanying notes.

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LANTRONIX, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED

NOTES TO FINANCIAL STATEMENTS

Note 1 – Plan Description and Summary of Significant Plan Provisions

The following description of the Lantronix, Inc. 2013 Employee Stock Purchase Plan, as amended (the “Plan”) provides only general information. Participants and other users should refer to the Plan agreement for a complete description of the Plan’s provisions.

The Board of Directors and stockholders of Lantronix, Inc. (the “Company”) adopted the Plan effective November 12, 2012, in which 1,300,000 shares of the Company’s common stock were reserved for issuance under the Plan. In November 2018 the Company’s shareholders approved an amendment to the Plan to increase the number of shares of common stock reserved for issuance under the Plan by an additional 500,000 shares. As of December 31, 2019 and 2018 there were 452,802 and 578,235 shares, respectively, available for issuance under the Plan.

The Plan is intended to assist in promoting and closely aligning the interests of employees and stockholders of the Company. The Plan year is January 1 to December 31.

Summary Description of the Plan. There are two six month offering periods each year; May 16 through November 15 and November 16 through May 15 (“Offering Period(s)”). Common stock may be purchased under the Plan at the end of each six-month Offering Period unless the participant withdraws or terminates employment earlier.

Participation in an Offering. To participate in the Plan, each eligible employee must authorize payroll deductions ranging from 1% to 15% of their after-tax base pay. Generally, a participant in the Plan may withdraw from an Offering Period at any time without affecting his or her eligibility to participate in future Offering Periods and may increase or decrease the rate of their payroll deductions during an Offering Period. The Company makes no contributions to the Plan.

Once an employee becomes a participant in the Plan, the employee will automatically participate in each successive Offering Period until such time as the employee withdraws from the Plan or the employee’s employment with the Company terminates. At the beginning of each Offering Period, each participant is automatically granted an option to purchase shares of the Company’s common stock. The option expires at the end of the Offering Period or upon termination of employment, whichever is earlier, but is exercised at the end of each Offering Period to the extent of the payroll deductions accumulated during such Offering Period.

Purchase Price; Shares Purchased. Shares of the Company’s common stock may be purchased under the Plan at a price not less than 85% of the lesser of the fair market value of the Company’s common stock on the (i) the first trading day of each Offering Period or (ii) the last trading day of each Offering Period (the “Purchase Price”). The fair market value of the Company’s common stock on any relevant date will generally be the closing price per share as quoted on the Nasdaq Stock Market. The number of shares of the Company’s common stock a participant purchases in each Offering Period is determined by dividing the total amount of payroll deductions withheld from the participant’s compensation during that Offering Period by the Purchase Price. The Plan purchases only whole shares of the Company's common stock.

Eligibility. Each of the Company’s employees (including officers) is eligible to participate in an Offering Period; provided however, that no employee shall be granted an option under the Plan (i) to the extent that, immediately after the grant, such employee would own capital stock and/or hold outstanding options to purchase such stock representing five percent or more of the voting power or value of the Company’s stock, or (ii) to the extent that his or her rights to purchase stock under all of the Company’s employee stock purchase plans accrue at an amount which exceeds $25,000 worth of common stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time. Participation in the Plan by eligible employees is voluntary.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.

Participant Contributions. Participant contributions are recorded in the period in which funds are withheld from participants’ compensation.

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Participant Withdrawals. Participant withdrawals are recorded in the period in which funds are returned to the participants as a result of either voluntary withdrawal from the plan or termination of employment.

Contributions Used to Purchase Stock on Behalf of Participants. Contributions used to purchase stock on behalf of participants are recorded in the period in which the funds are used to purchase common stock of Lantronix, Inc. As soon as practicable after the purchase of stock by the Plan for its participants, the Company will deliver to each participant certificates representing the shares purchased on their account.

Obligation to Participants. Obligation to participants represents cash held by the Company for purposes of purchasing common stock of Lantronix, Inc. at the conclusion of the current Offering Period.

Administrative Expenses. The Company is the Administrator of the Plan and pays all costs related to the Plan’s administration.

Note 3 – Income Taxes

The Plan is an employee stock purchase plan that is intended to meet the requirements of Section 423 of the Internal Revenue Code of 1986, as amended. Employees participating in the Plan receive a purchase price discount at the date of purchase but do not recognize taxable income until the shares are subsequently sold. The Plan is not subject to federal or state income taxes; therefore, no provision for income taxes is included in the financial statements. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to certain restrictions. In the event of a termination, each participant will receive a refund equal to the amount of the Plan’s obligation to him or her at the termination date. The Plan shall continue in effect for a period of ten years following the effective date of adoption, unless terminated earlier by the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LANTRONIX, INC. 2013 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED

Date: March 27, 2020	By:	/s/ JEREMY WHITAKER
Jeremy Whitaker
Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm, Squar Milner LLP

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